Ms. Anne Parker
Assistant Director

Office of Transportation and Leisure

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

October 18, 2018

Re:	Legion M Entertainment, Inc. Amended Form 1-A filed August 31, 2018 File No. 024-10877

Dear Ms. Parker:

Thank you for your comments of October 18, 2018 regarding the Offering Statement of Legion M Entertainment, Inc. (the “company”). We appreciate the opportunity to respond to your comments.

Amended Form 1-A filed
October 4, 2018
General

1.	We note your response to our prior comment 4 and your disclosure on page 38 that “[t]hese sections shall not apply to the extent that their application would violate any Federal law or regulation.” Please specifically state whether these provisions apply to actions arising under the federal securities laws. Additionally if the exclusive forum provision in your subscription agreement does not apply to actions arising under the federal securities laws, please also ensure that the provision in your subscription agreement states this clearly.

We have amended the disclosure on page 38 and the risk factor entitled, “The exclusive forum provision in our certificate of incorporation and bylaws may have the effect of limiting an investor’s ability to bring legal action against us and could limit an investor’s ability to obtain a favorable judicial forum for disputes” and the company has modified Section 7 in the Subscription Agreement.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Legion M Entertainment, Inc. If you have additional questions or comments, please contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/ Jamie Ostrow

Jamie Ostrow
CrowdCheck Law LLP (f/k/a KHLK LLP)

cc: Paul Scanlan

Co-Founder and Chief Executive Officer
Legion M Entertainment, Inc.